
ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549



Your reference File No. 82-5089
Our reference RR/jp
Date 01/10/2006

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich appoints new Chief Investment Officer"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

Enclosures

File No. 82-5089

News Release


ZURICH
FINANCIAL SERVICES

Zurich appoints new Chief Investment Officer

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, January 9, 2006 – Zurich Financial Services Group (Zurich) announces the appointment of Martin Senn (48) to Chief Investment Officer and member of the Group Executive Committee (GEC) effective April 1, 2006. He will be based in Zurich and replace David Wasserman who will step down from his current roles and relinquish his function as member of the GEC to concentrate on a new internal assignment.

James J. Schiro, Chief Executive Officer of Zurich, said: "My colleagues and I look forward to working with Martin. We expect him to continue the job begun under David in driving a successful investment performance. In light of the magnitude of our invested assets, Group Investment makes an important contribution to Zurich's overall result."

David Wasserman will remain with the Group and focus on Zurich Alternative Assets, a new internal business unit responsible for managing alternative investments such as hedge funds, private equity, and US real estate. Within the Group's conservative investment strategy, these asset classes have served as a valuable and growing source of investment yield in recent years. David Wasserman will head the new unit, which will be based in New York and staffed by a dedicated team of specialists in the area of alternative investments.

Martin Senn will join Zurich from the Swiss Life Group where he was appointed Chief Investment Officer and member of the Corporate Executive Board in 2003. He trained as banker and after international career steps with


ZURICH
FINANCIAL SERVICES

the former Swiss Bank Corporation, he moved to Credit Suisse in 1994 where his executive roles included Regional Treasurer for Europe and chairman of Credit Suisse Group in Japan with a mandate to restructure and reposition its legal entities in Japan. In 2001, he was appointed member of the Credit Suisse Executive Board and Head of the Division Trading and Investment Services.

The Group Executive Committee is Zurich's core management team. It is headed by the Group's Chief Executive Officer and it includes the Chief Operating Officer, the Group Finance Director, the Chief Investment Officer, as well as the Chief Executive Officers of General Insurance, Global Life Insurance, Global Corporate, North America Commercial, General Insurance Europe, and the Farmers Insurance Group.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.